Exhibit 99.1

argenx Brings Neuromuscular Leadership to AAN 2026 with New Data Supporting Broader VYVGART Use Across MG and CIDP

•	ADAPT OCULUS is the first study to evaluate a targeted treatment for ocular MG, demonstrating that VYVGART significantly improves disease symptoms in this underserved patient population

•	ADAPT SERON, OCULUS, and Jr study results build on VYVGART's approved gMG indication and show its potential as the first and only biologic therapy effective across MG subtypes

•	ADHERE post hoc analysis supports earlier use of VYVGART in treatment-naïve CIDP patients, with 87.5% achieving early benefit

April 18, 2026, 7:00 AM CEST

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today announced the presentation of new data for VYVGART® (IV: efgartigimod alfa-fcab and SC or Hytrulo: efgartigimod alfa and hyaluronidase-qvfc) in myasthenia gravis (MG) and chronic inflammatory demyelinating polyneuropathy (CIDP) at the 2026 American Academy of Neurology (AAN) Annual Meeting in Chicago from April 18-22, 2026. Presentations will also highlight new data for adimanebart in congenital myasthenic syndromes (CMS) and argenx’s broader neuromuscular pipeline, including Phase 3 programs evaluating empasiprubart in CIDP.

“At argenx, we are motivated to further advance the impact of MG and CIDP treatment because of the profound burden these diseases put on patients,” said Luc Truyen, M.D., Ph.D., Chief Medical Officer, argenx. “With these new data, we are moving closer to our goal of expanding VYVGART’s reach to as many patients living with MG as possible, regardless of subtype. New evidence highlights the potential for VYVGART Hytrulo to deliver early clinical improvement in treatment-naïve CIDP patients. All while continued advancements across our neuromuscular pipeline move closer every day to helping countless people living with rare neuromuscular diseases.”

Advancing VYVGART Across Broadest Set of MG Populations

•	The Phase 3 ADAPT OCULUS study showed that VYVGART is the first and only biologic treatment demonstrating efficacy specifically in patients living with ocular myasthenia gravis (oMG). The study met its primary endpoint (p=0.012), showing oMG patients treated with VYVGART demonstrated statistically significant improvement from baseline in the Myasthenia Impairment Index (MGII) Patient-Reported Outcome (PRO) ocular scores at Week 4 versus placebo. These improvements were supported by the combined patient-reported outcome and physician examination (PRO+PE) assessment (p = 0.018), showing consistent and clinical improvement in key ocular symptoms such as diplopia (double vision) and ptosis (drooping of the upper eyelids). Results will be used to support a planned supplemental Biologics License Application (sBLA) submission to the U.S. Food and Drug Administration (FDA) to expand the label into oMG.

•	The Phase 3 ADAPT SERON trial showed patients treated with VYVGART – across MuSK+, LRP4+, and triple seronegative generalized myasthenia gravis (gMG) – experienced rapid improvements and increasingly pronounced efficacy with each additional cycle as measured by Myasthenia Gravis Activities of Daily Living (MG-ADL) and Quantitative Myasthenia Gravis (QMG) scores in the open-label extension. These data further support VYVGART’s efficacy and safety across gMG patients regardless of antibody status. A sBLA for this patient population has been granted priority review by the FDA with a target action date of May 10, 2026.

•	Results from ADAPT Jr showed adolescent participants (ages 12-17) demonstrated consistent and repeatable MG-ADL improvements across treatment cycles, with 72.7% in cycle one and 80% in cycle two achieving minimal symptom expression (MSE). Enrollment of a younger pediatric cohort is ongoing.

“Myasthenia gravis is a complex and often unpredictable disease that significantly impacts patients’ daily lives, regardless of subtype,” said Samantha Masterson, President and CEO of the Myasthenia Gravis Foundation of America. “Research in MG continues to advance new potential treatment options across a broader range of MG patient populations, including those that historically have had limited targeted treatment options. For people living with MG, progress is measured by fewer debilitating symptoms, more stable days, and the ability to participate more fully in work, family, and life. Advances that deliver this impact represent an important step toward improving outcomes and quality of life for the MG community.”

Expanding the Role of VYVGART in CIDP

•	An ADHERE post hoc analysis supports the potential for earlier, first-line use of VYVGART Hytrulo in CIDP, with 87.5% of treatment-naïve patients treated with VYVGART Hytrulo achieving confirmed early clinical improvement and a median time to response of 39.5 days. These findings address an important evidence gap in patients historically underrepresented in CIDP trials.

•	Real-world physician insights from an assessment of 225 patients showed that 85.7% of the 91 patients who attempted to switch from IVIg to VYVGART Hytrulo were successful, defined by patients demonstrating clinical improvement or maintaining stability without tolerability issues. Switching was driven by clinical and practical considerations, including prior treatment dissatisfaction or lack of efficacy, IVIg-related safety or tolerability concerns, poor venous access, adherence challenges, and patient preference.

Progressing Neuromuscular Pipeline

•	Two Phase 3 CIDP studies highlight argenx’s commitment to advancing innovative treatment options across all adult CIDP patient populations with empasiprubart. Researchers will present trial designs for EMVIGORATE, a head-to-head study versus IVIg, and EMNERGIZE, which evaluates empasiprubart versus placebo.

•	Follow-up results from the Phase 1b study of adimanebart, a MuSK agonist antibody, in DOK7 CMS showed that improvements in key QMG components and six-minute walk test performance (total distance and cadence), observed during the 12-week treatment period, were generally maintained throughout the 30-week treatment-free follow-up period. These results build on previously presented proof-of-concept data and further support adimanebart in this neuromuscular disorder.

More information on the data presented at the 2026 AAN Annual Meeting can be found here.

Important Safety Information

What is VYVGART® (efgartigimod alfa-fcab)?

VYVGART is a prescription medicine used to treat a condition called generalized myasthenia gravis, which causes muscles to tire and weaken easily throughout the body, in adults who are positive for antibodies directed toward a protein called acetylcholine receptor (anti-AChR antibody positive).

IMPORTANT SAFETY INFORMATION

Do not use VYVGART if you have a serious allergy to efgartigimod alfa or any of the other ingredients in VYVGART. VYVGART can cause serious allergic reactions and a decrease in blood pressure leading to fainting.

VYVGART may cause serious side effects, including:

•	Infection. VYVGART may increase the risk of infection. The most common infections were urinary tract and respiratory tract infections. Signs or symptoms of an infection may include fever, chills, frequent and/or painful urination, cough, pain and blockage of nasal passages/sinus, wheezing, shortness of breath, fatigue, sore throat, excess phlegm, nasal discharge, back pain, and/or chest pain.

•	Allergic Reactions (hypersensitivity reactions). VYVGART can cause allergic reactions such as rashes, swelling under the skin, and shortness of breath. Serious allergic reactions, such as trouble breathing and decrease in blood pressure leading to fainting have been reported with VYVGART.

•	Infusion-Related Reactions. VYVGART can cause infusion-related reactions. The most frequent symptoms and signs reported with VYVGART were high blood pressure, chills, shivering, and chest, abdominal, and back pain.

 Tell your doctor if you have signs or symptoms of an infection, allergic reaction, or infusion-related reaction. These can happen while you are receiving your VYVGART treatment or afterward. Your doctor may need to pause or stop your treatment. Contact your doctor immediately if you have signs or symptoms of a serious allergic reaction.

Before taking VYVGART, tell your doctor if you:

•	take any medicines, including prescription and non-prescription medicines, supplements, or herbal medicines,

•	have received or are scheduled to receive a vaccine (immunization), or

•	have any allergies or medical conditions, including if you are pregnant or planning to become pregnant, or are breastfeeding.

What are the common side effects of VYVGART?

The most common side effects of VYVGART are respiratory tract infection, headache, and urinary tract infection.

These are not all the possible side effects of VYVGART. Call your doctor for medical advice about side effects. You may report side effects to the US Food and Drug Administration at 1-800-FDA-1088.

Please see the full Prescribing Information for VYVGART and talk to your doctor.

Important Safety Information

What is VYVGART HYTRULO® (efgartigimod alfa and hyaluronidase-qvfc)?

VYVGART HYTRULO is a prescription medicine used to treat adults with:

•	generalized myasthenia gravis (gMG) who are anti-acetylcholine receptor (AChR) antibody positive.

•	chronic inflammatory demyelinating polyneuropathy (CIDP).

It is not known if VYVGART HYTRULO is safe and effective in children.

IMPORTANT SAFETY INFORMATION

Do not take VYVGART HYTRULO if you are allergic to efgartigimod alfa, hyaluronidase, or any of the ingredients in VYVGART HYTRULO. VYVGART HYTRULO can cause serious allergic reactions and a decrease in blood pressure leading to fainting.

Before taking VYVGART HYTRULO, tell your healthcare provider about all of your medical conditions, including if you:

•	have an infection or fever.

•	have recently received or are scheduled to receive any vaccinations.

•	have any history of allergic reactions.

•	have kidney (renal) problems.

•	are pregnant or plan to become pregnant. It is not known whether VYVGART HYTRULO will harm your unborn baby.

o	Pregnancy Exposure Registry. There is a pregnancy exposure registry for women who use VYVGART HYTRULO during pregnancy. The purpose of this registry is to collect information about your health and your baby. Your healthcare provider can enroll you in this registry. You may also enroll yourself or get more information about the registry by calling 1-855-272-6524 or going to VYVGARTPregnancy.com

•	are breastfeeding or plan to breastfeed. It is not known if VYVGART HYTRULO passes into your breast milk.

Tell your healthcare provider about all the medicines you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

VYVGART HYTRULO can cause side effects which can be serious, including:

•	Infection. VYVGART HYTRULO may increase the risk of infection. If you have an active infection, your healthcare provider should delay your treatment with VYVGART HYTRULO until your infection is gone. Tell your healthcare provider right away if you get any of the following signs and symptoms of an infection: fever, chills, frequent and painful urination, cough, pain and blockage or nasal passages, wheezing, shortness of breath, sore throat, excess phlegm, nasal discharge.

•	Allergic reactions (hypersensitivity reactions). VYVGART HYTRULO can cause allergic reactions that can be severe. These reactions can happen during, shortly after, or weeks after your VYVGART HYTRULO injection. Tell your healthcare provider or get emergency help right away if you have any of the following symptoms of an allergic reaction: rash, swelling of the face, lips, throat, or tongue, shortness of breath, hives, trouble breathing, low blood pressure, fainting.

•	Infusion or injection-related reactions. VYVGART HYTRULO can cause infusion or injection-related reactions. These reactions can happen during or shortly after your VYVGART HYTRULO injection. Tell your healthcare provider if you have any of the following symptoms of an infusion or injection-related reaction: high blood pressure, chills, shivering, chest, stomach, or back pain.

The most common side effects of VYVGART HYTRULO include respiratory tract infection, headache, urinary tract infection, and injection site reactions.

These are not all the possible side effects of VYVGART HYTRULO. Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

Please see the full Prescribing Information for VYVGART HYTRULO and talk to your doctor.

About VYVGART and VYVGART Hytrulo

VYVGART® (efgartigimod alfa fcab) is a first-in-class human IgG1 antibody fragment that binds to the neonatal Fc receptor (FcRn), resulting in the reduction of circulating IgG autoantibodies. VYVGART® Hytrulo is a subcutaneous combination of efgartigimod alfa (VYVGART) and recombinant human hyaluronidase PH20 (rHuPH20), Halozyme’s ENHANZE® drug delivery technology to facilitate subcutaneous injection delivery of biologics. VYVGART is approved for generalized myasthenia gravis (gMG) and immune thrombocytopenia (Japan only). VYVGART Hytrulo is approved for gMG and chronic inflammatory demyelinating polyneuropathy (CIDP). VYVGART Hytrulo may be marketed under different proprietary names in other regions.

About Empasiprubart

Empasiprubart (ARGX-117) is a novel humanized monoclonal antibody that binds C2 and blocks activation of both the classical and lectin pathways of the complement cascade. By blocking complement activity upstream of C3 and C5, empasiprubart has the potential to reduce tissue inflammation and cellular damage, representing a broad pipeline opportunity across multiple severe autoimmune indications. In addition to multifocal motor neuropathy, argenx is evaluating empasiprubart in delayed graft function following kidney transplant, and chronic inflammatory demyelinating polyneuropathy (CIDP).

About Adimanebart

Adimanebart (ARGX-119) is a first-in-class humanized agonist monoclonal antibody (mAb) that specifically targets and activates muscle-specific tyrosine kinase (MuSK) to promote maturation and stabilization of the neuromuscular junction (NMJ). It is a mAb derived from llamas and discovered using the argenx SIMPLE Antibody™ platform technology. Adimanebart is being developed for patients with neuromuscular disease, including congenital myasthenic syndromes (CMS) and spinal muscular atrophy (SMA). Adimanebart was developed through argenx’s IIP program in collaboration with the world’s leading key opinion leaders on MuSK and the NMJ, Professor Steven J. Burden from MGH, Professor Shohei Koide from NYU and Professor Jan Verschuuren and Associate Professor Maartje Huijbers from LUMC.

About the ADAPT OCULUS Study Design

ADAPT OCULUS is a Phase 3, randomized, double-blind, placebo-controlled, parallel-group design study evaluating the efficacy and safety of VYVGART SC administered by prefilled syringe in adult patients with ocular MG (MGFA Class I) (n=141) across North America, Europe and Asia-Pacific. In Part A, randomized participants (1:1) received four once-weekly injections of efgartigimod PH20 SC or placebo PH20 SC followed by a 4-week follow-up. In Part B, open-label extension, participants received 2 cycles of four once-weekly efgartigimod injections with a 4-week interval between cycles. Additional cycles from Cycle 3 onward could start ≥1 week after the last administration of the previous cycle, based on clinical status.

The primary endpoint was the change from baseline in Myasthenia Gravis Impairment Index (MGII) (patient-reported outcome [PRO] subcomponent) ocular score at week 4 (day 29) compared to placebo in Part A. Enrolled participants were either seropositive or seronegative for AChR-Ab, and MGFA Class I with only ocular muscle weakness as determined by an MGII (PRO) ocular score of ≥6 with at least 2 ocular items with a score of ≥2. Participants were on a stable dose of gMG treatment prior to randomization, including acetylcholinesterase inhibitors, corticosteroids or nonsteroidal immunosuppressive drugs.

MGII is a validated measure of disease severity based on the signs and symptoms of myasthenia gravis and includes an ocular-specific subdomain that evaluates the two key clinical symptoms of oMG: diplopia and ptosis.

About the ADAPT SERON Study Design

The Phase 3 ADAPT SERON study is a randomized, double-blind, placebo-controlled, multi-center study evaluating the safety and efficacy of efgartigimod in adults with AChR-Ab seronegative gMG (n=119) across North America, Europe, China, and the Middle East. Part A randomized participants (1:1) received 4 once-weekly infusions of efgartigimod IV or placebo, followed by a 5-week follow-up and primary analysis. Part B is an open-label extension: participants receive 2 fixed cycles of 4 once-weekly efgartigimod infusions (4-week interval between cycles); from cycle 3 onward, additional cycles could be started ≥1 week after the last administration of the previous cycle, based on clinical status. The primary endpoint is the MG-ADL total score change from baseline to day 29 in part A. Other scales of evaluation include QMG, MG-QoL 15r, MGC, and EQ-5D-5L VAS. Enrolled participants had a confirmed MG diagnosis by an independent panel of experts, and an MG-ADL total score of 5 or greater. Participants were on a stable dose of at least one gMG treatment prior to randomization, including acetylcholinesterase inhibitors, corticosteroids or nonsteroidal immunosuppressive drugs. Participants were eligible to enroll in ADAPT SERON if they were AChR-Ab seronegative, which included participants who are MuSK-Ab seropositive, LRP4-Ab seropositive, or triple seronegative.

MG-ADL is a validated measure of disease activity in patients living with myasthenia gravis, which evaluates the functional impact of symptoms on daily activities such as speaking, chewing, swallowing, breathing, and limb strength.

About the ADAPT Jr Study Design

ADAPT Jr is an ongoing, open-label, multi-center clinical trial evaluating VYVGART in juvenile patients (ages 2 to <18 years) with anti-acetylcholine receptor (AChR) antibody positive generalized myasthenia gravis (gMG). The trial includes sites across the United States, Canada, and Europe. Key assessments include pharmacokinetics, immunogenicity, safety, tolerability, and clinical effect measured by MG-ADL, QMG, EQ-5D-Y, and pediatric fatigue scores. The primary objective is to confirm age-appropriate dosing; secondary endpoints include evaluating efgartigimod’s safety and activity in children and adolescents living with gMG.

About Myasthenia Gravis (MG)

Myasthenia gravis (MG) is a rare and chronic autoimmune disease where IgG autoantibodies disrupt communication between nerves and muscles, causing debilitating and potentially life-threatening muscle weakness. MG can present in different forms.

In generalized myasthenia gravis (gMG), weakness extends to muscles throughout the body. Approximately 20% of patients with gMG do not have detectable antibodies against the acetylcholine receptor (AChR-Ab). These patients may have detectable autoantibodies targeting other neuromuscular junction (NMJ) proteins, such as muscle-specific tyrosine kinase (MuSK) and low-density lipoprotein receptor-related protein 4 (LRP4), or others.

Ocular myasthenia gravis (oMG) is characterized by muscle weakness limited to the muscles controlling the eyes and eyelids, with common symptoms including ptosis (drooping eyelids), diplopia (double vision), and fluctuating visual disturbance that can impair daily activities.

About Chronic Inflammatory Demyelinating Polyradiculoneuropathy (CIDP)

Chronic inflammatory demyelinating polyradiculoneuropathy (CIDP) is a rare and serious autoimmune disease of the peripheral nervous system. CIDP is a heterogenous disease involving different yet overlapping pathways and a varied disease course. There is increasing evidence that IgG antibodies and the complement system play a key role in the damage to the peripheral nerves. People with CIDP experience fatigue, muscle weakness and a loss of feeling in their arms and legs that can worsen over time or may come and go. These symptoms can significantly impair a person's ability to function in their daily lives. Without treatment, one-third of people living with CIDP will need a wheelchair.

About Congenital Myasthenic Syndromes (CMS)

Congenital Myasthenic Syndromes (CMS) are an ultra-rare and heterogenous group of congenital neuromuscular disorders caused by genetic defects that are essential for the integrity of the neuromuscular junction. Early age of onset and fatigable muscle weakness are considered clinical hallmarks of CMS. Muscle weakness can be debilitating and life-threatening causing difficulties in speaking or swallowing, impaired or absent mobility, proximal arm and leg weakness, and respiratory insufficiency. DOK7 variations are one of the more frequent and severe causes of CMS, accounting for approximately 24% of CMS cases. There are no approved treatments. The prevalence of CMS is estimated to be 5 per 1M (DOK7-CMS estimated to be 1.2 per 1M).

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

Media:

Colin McBean

cmcbean@argenx.com

Investors:

Alexandra Roy

aroy@argenx.com

FORWARD LOOKING STATEMENTS

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “aim,” “build,” “commit,” “continue,” “potential,” and “will,” and include statements argenx makes concerning its plan to present new data at 2026 AAN Annual Meeting (including new data supporting broader VYVGART use across MG and CIDP); study results that build on VYVGART’s approved gMG indication and show its potential as the first and only biologic therapy effective across MG subtypes; its commitment to improving the lives of people suffering from severe autoimmune diseases; presentations that will highlight new data for adimanebart in CMS and argenx’s broader neuromuscular pipeline, including Phase 3 programs evaluating empasiprubart in CIDP; its motivation to advance the impact of MG and CIDP treatment; its goal to expand VYVGART’s reach to as many patients living with MG as possible, regardless of subtype; the potential for VYVGART Hytrulo to deliver early clinical improvement in treatment-naïve CIDP patients; the planned supplemental Biologics License Application (sBLA) submission to the U.S. Food and Drug Administration (FDA) to expand the VYVGART label into oMG; FDA review of the VYVGART sBLA submission for the treatment of AChR-Ab seronegative gMG; two Phase 3 CIDP studies that highlight its commitment to advancing innovative treatment options across all adult CIDP patient populations with empasiprubart; and results that build on the previously presented proof-of-concept data and further support adimanebart in CMS. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the results of argenx’s clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements; the acceptance of its products and product candidates by its patients as safe, effective and cost-effective; the impact of governmental laws and regulations, including tariffs, export controls, sanctions and other regulations on its business; its reliance on third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.